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April 17, 2017

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Taubman Centers, Inc. PRRN14A filed on April 14, 2017 DFAN14A filed April 14, 2017 Filed by Land & Buildings Capital Growth Fund, LP et al. File No. 1-11530

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 17, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, LP (together with the other participants in the solicitation, “Land & Buildings”), and provide the following responses on Land & Buildings’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on April 14, 2017

General

1.	Refer to comment 2 in our prior comment letter dated April 13, 2017. Include the information provided in your response letter in the proxy statement to explain for the benefit of shareholders how Land & Buildings arrived at each calculation presented.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see Appendix A of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2017

Election of Directors, page 15

2.	In response to comment 5 in our prior comment letter, you expanded the discussion of Mr. Charles Elson’s interests in this solicitation. On page 18, describe the “certain consulting services” he previously provided to Land & Buildings.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

DFAN14A filed April 14, 2017

3.	We assume you are filing the March 2, 2017 press release included on your Web site in response to prior comment 1 in our April 13, 2017 comment letter. Note that for materials included on your Web site, you must file the actual materials, rather than just a screen shot referencing them. Please confirm your understanding.

Land & Buildings acknowledges the Staff’s comment and hereby confirms its understanding that materials included on Land & Buildings’ website must be filed with the Commission. Land & Buildings respectfully advises the Staff that its March 2, 2017 press release has already been filed with the Commission on Form DFAN14A on March 2, 2017, which can be viewed at the link below. In addition, Land & Buildings respectfully refers the Staff to Land & Buildings’ letter, dated April 6, 2017, responding to the Staff’s comment letter, dated April 4, 2017, in which Land & Buildings informed the Staff that its March 2, 2017 press release was filed on Form DFAN14A along with the required participant information and legends.

Link to Land & Buildings’ March 2, 2017 DFAN14A:

https://www.sec.gov/Archives/edgar/data/890319/000092189517000547/dfan14a10432013_03022017.htm

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda